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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: PENDING
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
CREDIT SUISSE FIRST BOSTON, ON BEHALF OF     WILSON GREATBATCH TECHNOLOGIES, INC. (GB)          to Issuer (Check all applicable)
THE INVESTMENT BANKING BUSINESS OF THE                                                              Director         X   10% Owner
CREDIT SUISSE FIRST BOSTON BUSINESS UNIT                                                       ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
11 MADISON AVENUE                                                          MARCH 2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                                                 Form filed by More than One
NEW YORK,           NY              10010                                                     ---Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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COMMON STOCK, PAR VALUE $.001                                                                                            (1)(13)(16)
PER SHARE ("COMMON STOCK")           3/25/02    J(22)          300,851     D                     1,188,806       I          (18)(19)
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                                                                                                                         (2)(13)(16)
COMMON STOCK                         3/25/02    J(22)           11,981     D                        47,343       I          (18)(19)
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                                                                                                                         (3)(13)(16)
COMMON STOCK                         3/25/02    J(22)           14,794     D                        58,459       I          (18)(19)
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                                                                                                                         (4)(14)(16)
COMMON STOCK                         3/25/02    J(22)           17,589     D                        69,504       I          (18)(19)
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                                                                                                                         (5)(14)(16)
COMMON STOCK                         3/25/02    J(22)            6,532     D                        25,810       I          (18)(19)
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                                                                                                                         (6)(16)(18)
COMMON STOCK                                                                                       478,140       I              (19)
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                                                                                                                         (7)(13)(16)
COMMON STOCK                         3/25/02    J(22)            4,864     D                        19,222       I          (18)(19)
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                                                                                                                         (8)(13)(16)
COMMON STOCK                         3/25/02    J(22)              949     D                         3,749       I          (18)(19)
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                                                                                                                             (9)(15)
COMMON STOCK                         3/25/02    J(22)            1,351     D                         5,338       I          (18)(19)
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                                                                                                                        (10)(17)(18)
COMMON STOCK                                                                                        71,253       I              (19)
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                                                                                                                        (11)(16)(18)
COMMON STOCK                         3/25/02    J(22)           18,149     D                        71,716       I          (19)(21)
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                                                                                                                        (12)(15)(18)
COMMON STOCK                                                                                     1,053,557       I              (19)
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                                                                                                                        (16)(18)(19)
COMMON STOCK                                                                                        23,150       I              (20)
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COMMON STOCK                         3/25/02    J(23)            3,314     A                        16,576       I          (19)(24)
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COMMON STOCK                         3/25/02    J(25)            2,085     A                        10,459       I          (19)(26)
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COMMON STOCK                         3/25/02    J(27)              396     A                         1,982       I          (19)(28)
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COMMON STOCK                         3/25/02    J(29)              494     A                         2,474       I          (19)(30)
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COMMON STOCK                         3/25/02    J(31)              232     A                         1,172       I          (19)(32)
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COMMON STOCK                         3/25/02    J(33)              553     A                         2,783       I          (19)(34)
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COMMON STOCK                         3/25/02    J(35)                1     A                             7       I          (19)(36)
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COMMON STOCK                         3/25/02    J(37)            1,438     A                         7,192       I          (19)(38)
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COMMON STOCK                         3/25/02    J(39)            1,438     A                         7,192       I          (19)(40)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:

(1) These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership.

(2)  These securities are held directly by DLJ Merchant Banking Partners II-A, L.P.
     ("Partners II-A"), which is a partnership.

(3)  These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore
     Partners II"), which is a partnership.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership.

(6) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation.

(7) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership.

(8) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership.

(9)  These securities are held directly by DLJ EAB Partners, L.P. ("EAB"),  which is a partnership.

(10) These securities are held directly by UK Investment Plan 1997 Partners ("UK Partners"), which is a partnership.

(11) These securities are held directly by DLJ Investment Partners, L.P.  ("DLJIP"), which is a partnership.

(12) These securities are held directly by DLJ First ESC, L.P. ("ESC"), which  is a partnership.

(13) DLJ Merchant Banking II, Inc. ("MB II INC") is the General Partner of each of
     Partners II, Partners II-A, Millennium, and Millennium-A and Advisory General
     Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II
     LLC") is Associate General Partner of each of Partners II, Partners II-A, Offshore
     Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing
     Member of MB II LLC.

(14) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General  Partner of
     each of Diversified and Diversified-A. DLJ Diversified Associates, L.P.
     ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified
     Associates.

(15) DLJ LBO Plans Management Corporation is the Managing General Partner of  EAB and
     ESC.

(16) Credit Suisse First Boston Private Equity, Inc. ("CSFBPE") is the sole stockholder of each of MB II INC, Diversified Partners, Funding II, DLJ Investment Partners,
     Inc. and DLJ Investment Funding, Inc.

(17) These securities are held indirectly by UK Investment Plan 1997 Partners, Inc. as
     General Partner of UK Partners.

(18) Credit Suisse First Boston (USA) Inc., a Delaware corporation formerly named
     Donaldson, Lufkin & Jenrette, Inc., is the sole stockholder of each of CSFBPE, DLJ
     LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.

(19) In accordance with Securities and Exchange Commission Release No. 34-39538
     (January 12, 1998), this Form 4 is being filed by Credit Suisse First Boston (the
     "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting
     Person") of the Credit Suisse First Boston business unit (the "CSFB business unit").  The CSFB business unit is also comprised of an asset management business
     ("Asset Management").  The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds.  Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide.  The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O.
     Box 900, CH 8070 Zurich, Switzerland.  The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New
     York, New York 10010.

     The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.  CSG is a global financial services company with two distinct business units.  In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit
     Suisse Financial Services business unit.  CSG's business address is Paradeplatz 8,
     P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person.  CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement.  CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person.  The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG, Asset
     Management and the Credit Suisse Financial Services business unit.

     The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity.  The filing of this statement shall not be construed for purposes of  Section 16 of the Securities
     Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(20) These securities are held directly by DLJ Investment Funding, Inc., which  is a
     Delaware corporation.

(21) DLJ Investment Partners, Inc. is the general partner of DLJIP.

(22) Distribution of shares of Common Stock to partners of the limited partnership on a pro rata basis.

(23) Pro rata distribution of 2,978 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 118 shares of Common Stock from Partners II-A, of which the direct holder of such
     Common Stock is a partner; pro rata distribution of 49 shares of Common Stock from
     Millennium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 9 shares of Common Stock from Millennium-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 14 shares of
     Common Stock from EAB, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 146 shares of Common Stock from Offshore
     Partners II, of which the direct holder of such Common Stock is a partner.

(24) These securities are held directly by MB II LLC.

(25) Pro rata distribution of 937 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 2 shares of Common Stock from Partners II-A, of which the direct holder of such Common
     Stock is a partner; pro rata distribution of 391 shares of Common Stock from
     Millennium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 436 shares of Common Stock from Millennium-A, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 319 shares of Common Stock from Offshore Partners II, of which the direct holder of such
     Common Stock is a partner.

(26) These securities are held directly by MB II INC.

(27) Pro rata distribution of 162 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 234 shares of Common Stock from Diversified-A, of which the direct holder of such
     Common Stock is a partner.

(28) These securities are held directly by DLJ Strategic Partners, L.P., which is a partnership, and itself a partner of Diversified and Diversified-A.

(29) Pro rata distribution of 234 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 260 shares of Common Stock from Diversified-A, of which the direct holder of such
     Common Stock is a partner.

(30) These securities are held directly by Diversified Partners.

(31) Pro rata distribution of 166 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 66 shares of Common Stock from Diversified-A, of which the direct holder of such
     Common Stock is a partner.

(32) These securities are held directly by Diversified Associates, which is a limited partnership, and itself a partner of Diversified and Diversified-A.

(33) Pro rata distribution from EAB, of which the direct holder of such Common Stock is a partner.

(34) These securities are held directly by DLJ LBO Plans Management Corp.

(35) Pro rata distribution from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(36) These securities are held directly by DLJ Offshore Management N.V., which is a partner of Offshore Partners II.

(37) Pro rata distribution from DLJIP, of which the direct holder of such Common Stock is a partner.

(38) These securities are held directly by DLJ Investment Associates, L.P., which is a partnership, and itself a partner of DLJIP.

(39) Pro rata distribution from DLJIP, of which the direct holder of such Common Stock is a partner.

(40) These securities are held directly by DLJ Investment Partners, Inc.

                                                                                  Credit Suisse First Boston, on behalf of the
                                                                                  Investment Banking Business of the Credit Suisse
                                                                                  First Boston business unit

                                                                                  /s/ IVY DODES                          4/10/02
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                      By: Ivy Dodes                           Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).             Director
                                                                                    **Signature of Reporting Person
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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